UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

AERCAP HOLDINGS N.V.

(Name of Issuer)

Ordinary Shares, EUR 0.01 Nominal Value

(Title of Class of Securities)

N00985106

(CUSIP Number)

Hani Ramadan

Waha AC Coöperatief U.A.

Teleportboulevard 140

1043 EJ Amsterdam

The Netherlands

+971 2 667 7343

Safwan Said

Waha Capital PJSC

Level 43, Tower 3,

Etihad Towers, P.O. Box 28922,

Abu Dhabi, United Arab Emirates

+971 2 403 9311

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of filing persons)

April 6, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. N00985106

1.	Names of reporting persons Waha AC Coöperatief U.A.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF, WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 26,846,611
	9.	Sole dispositive power 0
	10.	Shared dispositive power 26,846,611
11.	Aggregate amount beneficially owned by each reporting person 26,846,611
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 12.6%*
14.	Type of reporting person OO

*	Based on the 212,318,291 Ordinary Shares that the Issuer reported in its Report of Foreign Private Issuer on Form 20-F filed on March 30, 2015 were issued and outstanding as of December 31, 2014.

CUSIP No. N00985106

1.	Names of reporting persons Waha Capital PJSC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Abu Dhabi, United Arab Emirates
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 26,846,611
	9.	Sole dispositive power 0
	10.	Shared dispositive power 26,846,611
11.	Aggregate amount beneficially owned by each reporting person 26,846,611
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 12.6%*
14.	Type of reporting person CO

*	Based on the 212,318,291 Ordinary Shares that the Issuer reported in its Report of Foreign Private Issuer on Form 20-F filed on March 30, 2015 were issued and outstanding as of December 31, 2014.

INTRODUCTORY STATEMENT

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D filed by Waha AC Coöperatief U.A. (the “Stockholder”) and Waha Capital PJSC (together with the Stockholder, the “Reporting Persons”) on November 22, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, filed on December 16, 2013 (“Amendment No. 1”), Amendment No. 2 thereto, filed on June 16, 2014 (“Amendment No. 2”), Amendment No. 3 thereto, filed on September 4, 2014 (“Amendment No. 3”) and Amendment No. 4 thereto, filed on December 3, 2014 (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 5, is collectively referred to herein as the “Schedule 13D”) relating to the ordinary shares, nominal value EUR0.01 per share (the “Ordinary Shares”) of AerCap Holdings N.V., a Netherlands public limited liability company (the “Issuer”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the final paragraph thereof with the following information:

On December 1, 2014, the Stockholder entered into funded collar confirmations (as amended, the “Funded Collar Confirmations”) with each of Deutsche Bank AG, London Branch (“DB”), UBS AG, London Branch (“UBS”) and Citibank N.A., London Branch (“Citi”, and together with DB and UBS, the “Funded Collar Counterparties”) that relate in the aggregate to 11,923,305 Ordinary Shares (the “Collared Shares”). The Funded Collar Confirmation between Stockholder and UBS relating to 3,576,987 Ordinary Shares (the “UBS Funded Collar Confirmation”) was amended on April 6, 2015 (the “UBS Funded Collar Amendment”).

Pursuant to the Funded Collar Confirmations the Stockholder purchased put options relating to Collared Shares from each Funded Collar Counterparty with the initial strike price equal to approximately $37.11 and sold call options relating to the Collared Shares to each Funded Collar Counterparty with initial strike prices equal to approximately $51.54 for two thirds of the Collared Shares and approximately $53.60 for the remaining third of the Collared Shares, as specified in Annex A attached to each of the Funded Collar Confirmations. Under each Funded Collar Confirmation, the Stockholder received on December 5, 2014 from the Funded Collar Counterparties cash in the amount equal to the present value of the put strike price of the put options on all the Collared Shares, discounted from the expected expirations of those options (such expected expirations being specified in Annex A attached to each of the Funded Collar Confirmations), less the net premium payable by the Stockholder for those options.

To secure the Stockholder’s obligations under each Funded Collar Confirmation, the Stockholder entered into the funded collar security agreements (each, as amended, a “Funded Collar Security Agreement”) with each Funded Collar Counterparty under which the Stockholder pledged to such Funded Collar Counterparty the Collared Shares and granted to such Funded Collar Counterparty a rehypothecation right permitting it to borrow, sell and transfer the pledged Collared Shares (subject to the Stockholder’s ability to irrevocably recall such rehypothecation right, in which case such Funded Collar Counterparty will be obligated to return securities equivalent to the rehypothecated Collared Shares to the Stockholder, subject to the pledge in favor of such Funded Collar Counterparty). The Funded Collar Counterparties exercised their respective rehypothecation rights with respect to some of the Collared Shares pledged to them by borrowing and selling in aggregate 8,233,152 Collared Shares in an underwritten offering through Deutsche Bank Securities Inc., as underwriter, and advised the Stockholder that they intended to borrow and sell (either themselves or through their affiliates or agents, which may include the underwriter or its affiliates) the remaining 3,690,153 Collared Shares from time to time in transactions, including block sales, in the over-the-counter market, on the exchange, in negotiated transactions or otherwise, and that they expected to purchase (either themselves or through their affiliates or agents, which may include the underwriter or its affiliates) an equal number of Ordinary Shares in the open market over the same period of time. Subsequently, in the UBS Funded Collar Amendment, the Stockholder and UBS agreed that UBS’s right to rehypothecate 535,706 Collared Shares be terminated. Consequently, UBS advised the Stockholder that it now intends to borrow in the market up to 535,706 Ordinary Shares (the “Market Borrow Shares”) in lieu of the same number of Collared Shares that it no longer has the right to borrow and to sell the Market Borrow Shares in the same manner in which it previously intended to sell the borrowed Collared Shares. The offering of the Collared Shares was, and the offering of the Collared Shares that remain to be borrowed and the Market Borrow Shares will continue to be, conducted pursuant to an effective registration statement filed by the Issuer in accordance with the Registration Agreement (the “Registration Agreement”) dated as of December 1, 2014, among the Issuer, the Stockholder, the Funded Collar Counterparties and the underwriter, filed by the issuer as an exhibit to its Report on Form 6-K filed on December 3, 2014. Under the terms of the Registration Agreement, the Stockholder agreed not to sell or otherwise transfer any Ordinary Shares (other than the Collared Shares) for 60 days following December 1, 2014, without the prior written consent of the underwriter.

At the expiration of the options granted under each Funded Collar Confirmation, the Stockholder will net its delivery obligations under the respective Funded Collar Confirmation against the return obligation of the Funded Collar Counterparties with respect to the rehypothecated Collared Shares, unless the Stockholder has previously recalled such rehypothecation right (or, in the case of UBS Funded Collar Amendment, such rehypothecation right has been terminated) or the Stockholder elects to cash settle the Funded Collar Confirmations. In each case, the Stockholder’s delivery obligation under each Funded Collar Confirmation will be based on the relationship between the market price of the Ordinary Shares, as determined under the respective Funded Collar Confirmation during the relevant valuation period, and the put strike price and/or call strike price specified therein, subject to certain modifications and adjustments.

The Reporting Persons are the beneficial owners of 26,846,611 Ordinary Shares of the Issuer. That number of shares represents 12.6% of the aggregate of 212,318,291 Ordinary Shares that the Reporting Persons understand to be issued and outstanding based on the number of Ordinary Shares that the Issuer reported in its Report of Foreign Private Issuer on Form 20-F filed on March 30, 2015 were issued and outstanding as of December 31, 2014.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the information provided above in the response to Item 5.

ITEM 6.	INFORMATION TO BE FILED AS EXHIBITS

EXHIBIT 99.14	Funded Collar Confirmation, dated as of December 1, 2014, among the Stockholder and UBS AG, London Branch

EXHIBIT 99.19	Amendment to the Confirmation, dated as of April 6, 2015, among the Stockholder and UBS AG, London Branch

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2015

WAHA AC COÖPERATIEF U.A.

By:	/s/ Hani Ramadan
Name:	Hani Ramadan
Title:	Director

WAHA CAPITAL PJSC

By:	/s/ Safwan Said
Name:	Safwan Said
Title:	Attorney